[GRAPHIC OMITTED CHECKPOINT LETTERHEAD]




                                                                  May 12, 2006



By Facsimile and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Attention:   Carlos Pacho
             Al Rodriguez


         Re: Checkpoint Systems, Inc. (Commission File No. 1-11257)
             ------------------------------------------------------

Ladies and Gentlemen:

         Checkpoint Systems, Inc. (the "Company") received comments on its Form 10-K for the fiscal year ended December 25, 2005 (the "Form 10-K") by letter dated April 7, 2006 from Larry Spirgel, Assistant Director of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission"). The following sets forth the Company's responses to the comment letter.The text of your letter has been included for your reference and the Company's response is presented below each comment.

                            *************************

Note 12.  Discontinued operations, page 52
------------------------------------------

1. Tell us your basis for allocating the majority of the impairment charge described in Note 5 on page 47 to discontinued operations.

Response:

The impairment charge was originally recorded in fiscal 2004. In fiscal 2005, this impairment charge was allocated to discontinued and continuing operations in accordance with Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets", paragraph 39. A description of the methodology we employed in fiscal 2005 to allocate the 2004 impairment is set forth below:

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United States Securities and Exchange Commission
May 12, 2006
Page 2


Overview

The 2004 annual assessment of goodwill, performed in the fourth quarter in accordance with SFAS 142, resulted in the Company recording impairments to goodwill, fixed assets and intangibles in the US and Europe reporting units of the Labeling Services segment. In fiscal 2005, the Company determined that the global barcode systems business was a disposal group as defined in SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" and, accordingly, reported the current and historical results of the disposal group as discontinued operations.The global barcode systems business was a portion of the Labeling Services segment, along with other businesses that have been retained by the Company as continuing operations. The identification of a disposal group in fiscal 2005 created the need to allocate the 2004 impairment between the segment's continuing operations and discontinued operations for historical reporting of 2004 results.The methodologies employed to allocate the impairment are described in the following sections on "Goodwill" and "Fixed Assets and Intangibles"


Goodwill

The fiscal 2005 allocation of the goodwill impairment that was originally recorded in 2004 between the Labeling Services segment continuing operations and discontinued operations was based on the relative fair value of the continuing and discontinued businesses. In 2004, at the time the discounted cash flows were generated for the goodwill impairment assessment, the Company did not contemplate the subsequent disposal of a portion of the Labeling Services segment. Therefore, the discounted cash flows that were prepared in 2004 were not of sufficient detail to support an allocation of the goodwill impairment based a determination of the relative fair value assessment of continuing versus discontinued operations. As a result, the Company determined the fair value of continuing operations using discounted cash flows from our 2005 annual goodwill impairment assessment, which the Company determined to be appropriate for this purpose because the Labeling Service segment businesses in the US and Europe regions had not materially changed since 2004. Fair value of discontinued operations was based on the amount that a third party buyer agreed To pay the Company to acquire the disposal group in the sale of the business that was announced on December 22, 2005.

We used the fair value of each regional component - i) the US reporting unit continuing operations versus discontinued operations and ii) the Europe reporting unit continuing operations versus discontinued operations compared to the carrying value - to allocate goodwill and the goodwill impairment to the appropriate component as shown below:


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United States Securities and Exchange Commission
May 12, 2006
Page 3



Allocation of 2004 Goodwill Impairment
Labeling Services Segment
($ in Millions)                                 Continuing       Discontinued
                                                Operations       Operations
                                                -----------      ------------
US Reporting Unit (based on 2005 assessment)

Fair Value                                       $      0 (a)    $    12.7 (b)
Relative Fair Value (%)                                 0%             100%
                                                 ----------      ------------
Allocation of US Reporting Unit Goodwill ($26.0) $      0        $    26.0

Book Value excluding Goodwill                           -             11.0
                                                 ----------      ------------

Carrying Value (Book Value, including goodwill)         -             37.0
                                                 ----------      ------------

Excess of Carrying Value over Fair Value                -        $ (  24.3)
                                                                   Impaired

Allocation of US Reporting Unit
2004 Goodwill Impairment ($25.0)                 $      0        $    25.0


(a) Based on discounted cash flows of the Labeling Services segment US reporting unit continuing operations, which were determined to be negative.
(b) Based on the amount that a third party buyer agreed to pay the Company to acquire the disposal group in the sale of the business that was announced on December 22, 2005.

As shown in the table above, the US reporting unit goodwill was allocated entirely to the discontinued businesses, so the 2004 goodwill impairment of $25.0 million was reported as discontinued operations.


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United States Securities and Exchange Commission
May 12, 2006
Page 4


Allocation of 2004 Goodwill Impairment
Labeling Services Segment
($ in Millions)                                    Continuing      Discontinued
                                                   Operations      Operations
Europe Reporting Unit (based on 2005 assessment)   ------------    ------------

Fair Value                                        $    77.2 (a)    $   14.8 (b)
Relative Fair Value (%)                                 84%             16%
                                                   ------------    ------------
Allocation of Europe Reporting Unit
   Goodwill($9.7)                                 $     8.5        $    1.2

Book Value excluding Goodwill                          30.7            12.0
                                                   ------------    ------------

Carrying Value (Book Value, including goodwill)        39.2            13.2
                                                   ------------    ------------

Excess of Fair Value over Carrying Value          $    38.0        $    1.6
                                                 No impairment    No impairment

(a) Based on discounted cash flows of the Labeling Services segment Europe reporting unit continuing operations, primarily the Europe CheckNet(R) Service Bureau.

(b) Based on the amount that a third party buyer agreed to pay the Company to acquire the disposal group in the sale of the business that was announced on December 22, 2005.

As shown in the table above, after allocating 2004 goodwill based on relative fair value, both continuing operations and discontinued operations have a fair value that exceeds the carrying value (book value plus goodwill). As this approach did not provide an obvious answer on the allocation of the 2004 impairment, we then assessed the impact of allocating the entire balance of goodwill to continuing operations and then discontinued operations.

Impact of Allocating 100% of Goodwill to:
($ in Millions)                                 Continuing       Discontinued
                                                Operations       Operations
                                                -----------      ------------
Excess of Fair Value over Carrying Value        $    36.8
                                                No impairment

Excess of Carrying Value over Fair Value                        $   (   8.1 )
                                                                    Impaired

As shown in the table above, the fair value of continuing operations significantly exceeded the carrying value, including 100% of the goodwill for the Europe reporting unit. In contrast, the


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United States Securities and Exchange Commission
May 12, 2006
Page 5

Europe discontinued business fair value could not support 100% of the goodwill, resulting in an impairment. As a result, we allocated the entire $9.7 million goodwill impairment to discontinued operations for the Europe region.

Fixed Assets and Intangibles

In fiscal 2004, the impairment of goodwill in the US and Europe reporting units of the Company's Labeling Services segment prompted an assessment of the carrying value of long-lived assets in those reporting units in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This assessment showed that carrying value of fixed assets and intangibles exceeded fair market value, resulting in impairment.

The portion of the 2004 fixed asset impairment classified as discontinued operations was determined by specifically identifying the portion of impaired fixed assets that resided in the disposal group and the portion that resided in continuing operations. Similarly, the portion of the 2004 intangible asset impairments classified as discontinued operations was determined by specific identification of the portion of impaired intangible assets that resided in the disposal group and the portion that resided in continuing operations.

Conclusion

In fiscal 2005, the Company applied methodologies as described above to allocate impairments reported in 2004 between continuing operations and discontinued operations. As a result, the Company concluded that the impairments should be allocated as shown in the following table:

Allocation of 2004 Impairments
Labeling Services Segment
($ in Millions)                                 Continuing       Discontinued
                                                Operations       Operations
                                                -----------      ------------
Goodwill - US Reporting Unit                    $        -       $     25.0
Goodwill - Europe Reporting Unit                         -              9.7
         Total Goodwill Impairment              $        -       $     34.7
Fixed Assets                                    $      1.8       $      2.1
Intangibles                                            0.2             12.6
                                                -----------      ------------
         Total Impairment                       $      2.0       $     49.4
                                                -----------      ------------


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United States Securities and Exchange Commission
May 12, 2006
Page 6

Note 13.  Income Taxes, page 53

2. Tell us in detail how you concluded that the impact of the adjustments described in this note are not material to your financial statements. In this regard, it appears that income from continuing operations was overstated by 5% and understated by 12% for the years ended December 31, 2005 and for the year ended December 31, 2004, respectively. Also, tell us in more detail how you concluded that your disclosure controls and procedures were effective.


Response:

The Company's conclusion that the impact of out-of-period income tax adjustments (the "adjustments") was not material to the Company's financial statements was the result of a comprehensive assessment of the quantitative and qualitative criteria described in Staff Accounting Bulletin No. 99 (SAB 99). Our analysis and conclusions were reviewed with internal and external counsel, the audit committee, and our external auditors.

Assessment

We conducted assessments of both quantitative and qualitative measures. The quantitative assessment included assessments of out-of-period items as a percentage of i) Net Income (Loss) - Continuing Operations, ii) Net Income
(Loss), and iii) Adjusted Net Income, a non-GAAP measure that the Company uses in reporting quarterly earnings. The Company provides information on Adjusted Net Income to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. Adjusted Net Income separately discloses and eliminates the effect of unusual items - litigation settlements, restructuring, impairments, and unusual income tax adjustments - to facilitate investor focus on the Company's operating performance. The adjustments were 3.0% of Adjusted Net Income for the fiscal year ended December 25, 2005 and 5.8% of Adjusted Net Income for the fiscal year ended December 26, 2004. SAB 99 cites the need to conduct a "full analysis of all relevant considerations", so an analysis of qualitative factors was a significant part of our assessment.

Our qualitative assessment is based on guidance contained in SAB 99 and supports the conclusion that the adjustments were not material by confirming that the adjustments did not: mask a change in earnings trends; hide a failure to meet expectations; change a loss into income; change income into a loss; concern a segment; affect any loan covenants or contractual requirement; or affect management's compensation. In addition, our qualitative assessment identified the following relevant facts:

o The Company has exhibited an irregular pattern of earnings over the past several years and within those years. This inconsistency is caused by a number of factors that include cyclicality resulting from our businesses' ties to retail, new large customer contracts, and
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United States Securities and Exchange Commission
May 12, 2006
Page 7

o restructuring programs. As a result of the irregular pattern of earnings, the adjustments would not have affected a trend that is meaningful to investors.

o The Company has disposed of businesses that constituted discontinued operations in 2005. Thus, the 2004 financial statements were already being restated to reflect the discontinued operations on a retroactive basis. We concluded that it provided little value to investors to restate the 2004 financial statements to reflect discontinued operations and then restate them again to reflect the 2005 adjustments.

o The 2005 adjustments were recorded to correct a net overstatement of income tax in 2004. Investors have shown a strong focus on operating performance and management plans in assessing the Company.Income taxes have not been an area of investor focus in the assessment of the Company's underlying operating performance. Therefore, we concluded that a restatement of 2004 financial statements for an adjustment of income taxes would not alter investors' view of Company operating performance.

o Had the adjustments been reported in fiscal 2004, Adjusted Net Income for the fourth quarter would have changed from missing analysts expectations to exceeding analysts expectations. To obtain a perspective on this, we analyzed stock price reaction to earnings announcements for periods ending in 2004 and 2005 by comparing closing stock prices on the day prior to an earnings announcement to the day after. The results of our analysis of periods where we missed or exceeded earnings expectations showed no discernable pattern in the subsequent movement of stock price.

Based on this analysis, the Company concluded that the effect of the adjustments was not material to the 2005 and prior financial statements and it was therefore appropriate to record these items in the fourth quarter of 2005, with detailed disclosure as described below. While the effect of restating the 2004 financial statements may have changed individual line items by a percentage in excess of customary quantitative thresholds, the Company concluded that the restatement would not have affected any trend meaningful to investors.

Disclosure

In order to ensure thorough disclosure, the adjustments were cited in the 2005 financial statements in Management's Discussion and Analysis of 2005 versus 2004 results (page 27), in Footnote 13 "Income Taxes" (page 54), in the disclosure of Selected Quarterly Financial Data (page 65), and in the
March 2, 2006 release of Q4 2005 earnings, with appropriate disclosure in Adjusted Net Income.

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United States Securities and Exchange Commission
May 12,2006
Page 8


In accordance with Accounting Principles Bulletin Opinion No. 20, "Accounting Changes", the Company determined that disclosures should refer to the adjustments as prior period income tax accruals.

Disclosure Controls

The Company's certifying officers concluded that its disclosure controls supporting the preparation of 2005 financial statements were effective. The Company's disclosure control processes include, but are not limited to, signed sub-certifications received from all managing directors and financial controllers for each subsidiary and for each region; review of the disclosure requirements by the financial reporting staff and by the certifying officers; review of the 10-K filings by the Company's Disclosure Committee composed of senior functional and regional business managers; and review of the 10-K by the Company's Audit Committee and internal and external legal counsel.

The income tax adjustments were not the result of a process deficiency in the Company's disclosure controls and procedures in 2005, but rather due to the identification of errors in the estimation of the Company's tax provision that occurred in 2004 and prior periods. These errors were discovered in 2005 as a result of the Company's improvements in controls implemented in accounting for income taxes to address a significant deficiency that was identified in 2004. When identified, the errors were promptly addressed by management, and adjustments recorded and reported by the Company. The adjustments and the resulting disclosures in the Form 10-K for the fiscal year ended December 25, 2005 and the Company's March 2, 2006 press release announcing its financial results for the fourth quarter and year ended December 25, 2005 (furnished on Form 8-K on March 3, 2006) were reviewed in detail with the Audit Committee prior to the filing of the Form 10-K.

The conclusion that the Company's disclosure controls and procedures in place for preparation of the 2005 Form 10-K are effective is supported by the Company's execution of the processes described above, including the enhanced level of controls over accounting for income taxes that were implemented in 2005, and the resulting determination, with reasonable assurance, that the information required to be disclosed was recorded, processed, summarized and reported in a timely manner.
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United States Securities and Exchange Commission
May 12, 2006
Page 9

Sincerely,
/s/ W. Craig Burns
Executive Vice President,
Chief Financial Officer and Treasurer
Checkpoint Systems, Inc.